SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549




                             FORM 11-K




       	[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              		SECURITIES EXCHANGE ACT OF 1934

                For fiscal year ended December 31, 1999


        [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              		SECURITIES EXCHANGE ACT OF 1934

                For the transition period from___ to ___



	       Commission file number:  1-13536



	A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan.

	B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Federated Department Stores, Inc.
                   151 West 34th Street
                 New York, New York  10001

                            and

                   7 West Seventh Street
                  Cincinnati, Ohio  45202



           		    FEDERATED DEPARTMENT STORES, INC.
           		 PROFIT SHARING 401 (k) INVESTMENT PLAN
                 			   Financial Statements
                  			December 31, 1999 and 1998


   	       With Independent Auditors' Report Thereon





                  Independent Auditors' Reports



Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall report presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               					KPMG LLP

Cincinnati, Ohio
June 26, 2000






                FEDERATED DEPARTMENT STORES, INC.
              PROFIT SHARING 401 (k) INVESTMENT PLAN


                              Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund Information -
    December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
    Years Ended December 31, 1999 and 1998

Notes to Financial Statements



                 			FEDERATED DEPARTMENT STORES, INC.
          		     PROFIT SHARING 401 (k) INVESTMENT PLAN

 	Statement of Net Assets Available for Benefits, with Fund Information

                          December 31, 1999

                     				  (in thousands)



                            				       Fund A      Fund B      Fund C      Fund D      Fund E      Fund F      Fund L      Total
Assets:
 Investments, at fair value (Note 3):
  Master Trust investments            $413,902    $307,087    $422,071    $ 54,687    $ 26,012    $ 83,438    $      -   $1,307,197
  Participant loans                          -           -           -           -           -           -      19,061       19,061
   Total investments                   413,902     307,087     422,071      54,687      26,012      83,438      19,061    1,326,258


 Receivables:
  Employer contributions                     -           -           -           -           -      28,432           -       28,432
  Interest                                  33           4           -           -           -          69           -          106
   Total receivables                        33           4           -           -           -      28,501           -       28,538

      Total assets                     413,935     307,091     422,071      54,687      26,012     111,939      19,061    1,354,796

Liabilities:

 Trustee and management
    fees payable                           218         278         165          98          15          29           -          803

      Total liabilities                    218         278         165          98          15          29           -          803

Net assets available for benefits     $413,717    $306,813    $421,906     $54,589    $ 25,997    $111,910    $ 19,061   $1,353,993



The accompanying notes are an integral part of these financial statements.




                 FEDERATED DEPARTMENT STORES, INC.
              PROFIT SHARING 401 (k) INVESTMENT PLAN

	Statement of Net Assets Available for Benefits, with Fund Information

                        December 31, 1998

                    				 (in thousands)




                              				       Fund A      Fund B      Fund C      Fund D      Fund E      Fund F      Fund L      Total
Assets:
Investments, at fair value (Note 3):
   Master Trust investments           $424,606    $314,086    $339,728    $ 52,553    $ 13,876    $ 52,762    $      -   $1,197,611
   Participant loans                         -           -           -           -           -           -      16,360       16,360
   Total investments                   424,606     314,086     339,728      52,553      13,876      52,762      16,360    1,213,971


 Receivables:
  Employer contributions                     -           -           -           -           -      24,492           -       24,492
  Participant contributions                386         264         310          95          24          49           -        1,128
  Interest                                   -         145           -           -           -           -           -          145
  Forfeitures                                -           -           -           -           -         457           -          457
    Total receivables                      386         409         310          95          24      24,998           -       26,222

      Total assets                     424,992     314,495     340,038      52,648      13,900      77,760      16,360    1,240,193

Liabilities:

 Trustee and management
    fees payable                           269         277         177          99          13          30           -          865

      Total liabilities                    269         277         177          99          13          30           -          865

Net assets available for benefits     $424,723    $314,218    $339,861     $52,549     $13,887     $77,730     $16,360   $1,239,328


The accompanying notes are an integral part of these financial statements.





                   FEDERATED DEPARTMENT STORES, INC.
                PROFIT SHARING 401 (k) INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                    Year Ended December 31, 1999

                             (in thousands)

                            				      Fund A      Fund B      Fund C      Fund D      Fund E      Fund F      Fund L      Total
Additions:
 Net investment income (Note 3):
 Net appreciation in fair value
  of investments                     $      -    $ 15,865    $ 67,179    $  6,866    $  4,841    $ 15,437    $      -   $  110,188
 Interest and dividends                27,008       7,518       5,966           -       1,480         121       1,510       43,603
 Total investment income               27,008      23,383      73,145       6,866       6,321      15,558       1,510      153,791
 Less administrative expenses          (2,057)     (1,737)       (823)       (392)       (201)       (165)          -       (5,375)
 Net investment income                 24,951      21,646      72,322       6,474       6,120      15,393       1,510      148,416

 Contributions:
 Employer                                   -           -           -           -           -      28,456           -       28,456
 Participant                           22,955      24,647      31,228       7,856       2,419       4,351           -       93,456
  Total contributions                  22,955      24,647      31,228       7,856       2,419      32,807           -      121,912
  Total additions                      47,906      46,293     103,550      14,330       8,539      48,200       1,510      270,328

Deductions:
   Distributions                       69,262      34,500      36,889       5,017       1,262       6,857       1,876      155,663

Interfund transfers                    10,350     (19,198)     15,384      (7,273)      4,833      (7,163)      3,067            -

  Net increase (decrease)             (11,006)     (7,405)     82,045       2,040      12,110      34,180       2,701      114,665

Net assets available for benefits:
 Beginning of year                    424,723     314,218     339,861      52,549      13,887      77,730      16,360    1,239,328
 End of year                         $413,717    $306,813    $421,906     $54,589     $25,997    $111,910     $19,061   $1,353,993


The accompanying notes are an integral part of these financial statements.



                  			FEDERATED DEPARTMENT STORES, INC.
          		     PROFIT SHARING 401 (k) INVESTMENT PLAN

          Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information

		  	                  Year Ended December 31, 1998

                       				 (in thousands)

                            				      Fund A      Fund B      Fund C      Fund D      Fund E      Fund F      Fund L      Total
Additions:
 Net investment income (Note 3):
 Net appreciation (depreciation)
    in fair value of investments     $      -    $ 49,808    $ 68,686    $ (1,765)   $    985    $ (2,953)   $      -   $  114,761
 Interest and dividends                28,441       7,645       5,406           -         624         229       1,111       43,456
 Total investment income               28,441      57,453      74,092      (1,765)      1,609      (2,724)      1,111      158,217
 Less administrative expenses          (2,196)     (1,611)       (735)       (484)       (171)       (144)          -       (5,341)
 Net investment income                 26,245      55,842      73,357      (2,249)      1,438      (2,868)      1,111      152,876

 Contributions:
 Employer                                   3           1           1           -           -      24,494           -       24,499
 Participant                           24,390      20,829      25,954       8,998       2,175       3,789           -       86,135
  Total contributions                  24,393      20,830      25,955       8,998       2,175      28,283           -      110,634
  Total additions                      50,638      76,672      99,312       6,749       3,613      25,415       1,111      263,510

Deductions:
   Distributions                       67,842      31,990      30,196       4,747         716       5,819       1,242      142,552

Interfund transfers                     7,687     (15,963)      7,921      (5,668)      1,847      (3,062)      7,238            -

   Net increase (decrease)            (9,517)      28,719      77,037      (3,666)      4,744      16,534       7,107      120,958

Net assets available for benefits:
 Beginning of year                    434,240     285,499     262,824      56,215       9,143      61,196       9,253    1,118,370
 End of year                         $424,723    $314,218    $339,861    $ 52,549    $ 13,887    $ 77,730    $ 16,360   $1,239,328


The accompanying notes are an integral part of these financial statements.



               FEDERATED DEPARTMENT STORES, INC.
            PROFIT SHARING 401 (k) INVESTMENT PLAN

				        		  Notes to Financial Statements

             		   December 31, 1999 and 1998


1.   Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc.
  (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement
  Income Security Act of 1974 and U.S. tax law.

  Eligibility

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

  Contributions

  Participants may elect to contribute an amount equal to 1% to 15% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis . Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33 1/3% of an employee's basic savings. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1-1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. For the Plan year ended December 31, 1999, the Company's matching percentage, including the allocation of all forfeited nonvested amounts, was 49.3% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 1999 and 74.0% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1999. For the Plan year ended December 31, 1998, the Company's matching percentage was 48.4% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 1998 and 72.6% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1998.

  Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 1999 Plan year, forfeited nonvested accounts totaled $473,000. During the 1998 Plan year, forfeited nonvested accounts totaled $457,000.



                                                       						      (Continued)


                      		FEDERATED DEPARTMENT STORES, INC.
               	     PROFIT SHARING 401 (k) INVESTMENT PLAN

	                   Notes to Financial Statements - Continued

                       		   December 31, 1999 and 1998


  Participant Accounts

  Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

  Vesting

  Participants are immediately 100% vested in their own
  contributions and become 20% vested in the Company's
  contributions after 3 years of service, with additional
  vesting of 20% each year thereafter until fully vested.  100%
  vesting is also achieved through normal retirement, death or disability.

  Participant Withdrawals

  Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. Loan transactions are treated as a transfer to
  (from) the investment fund from (to) the Participant Loan Fund
  (Fund L).

  Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code.
  At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

  a)   Master Trust

     The Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Chase Manhattan Bank (the "Trustee"). As of December 31, 1999 and 1998, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

     The Federated Department Stores, Inc. Pension and Profit
     Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.

  b)   Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.


                                                                   (Continued)


                     		FEDERATED DEPARTMENT STORES, INC.
              	     PROFIT SHARING 401 (k) INVESTMENT PLAN

              	    Notes to Financial Statements - Continued

                      	   December 31, 1999 and 1998


  c)   Investments

     Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

     Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)   Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

  e)   Use of  Estimates

     The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

  f)   Reclassifications

     Certain reclassifications were made to prior years' amounts to conform with the classifications of such amounts for the most recent year.

3.   Investments

  All of the Plan's investments are included in the Master Trust and are held by the trustee.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Fund A - Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

     Fund B - Balanced Fund - consisting of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments.

     Fund C - S&P 500 Stock Index Fund - consisting principally of shares of companies included in the S&P 500 Composite
     Stock Price Index.

                                                       						      (Continued)


		                 FEDERATED DEPARTMENT STORES, INC.
                PROFIT SHARING 401 (k) INVESTMENT PLAN

	              Notes to Financial Statements - Continued

                 		   December 31, 1999 and 1998


     Fund D - Small Cap Stock Fund - consisting principally of small capitalization domestic equity securities.

     Fund E - International Stock Fund - consisting of stocks of companies not based in the United States.

     Fund F - Federated Stock Fund - consisting principally of the Company's registered common stock.

  Company contributions are directed to Fund F. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

The following table presents the fair values or contract values of investments and total net assets for the Master Trust at December 31, 1999 and 1998:


                                    					      1999              1998
                                           						  (in thousands)

  Assets:
  Investments at fair value:
    Cash and cash equivalents             $   19,267        $    7,730
    U. S. government securities                    -             6,985
    Common stock                              82,961            52,745
    Common/collective trusts                 782,770           698,939
    Registered investment companies           26,008            13,956
      Total investments at fair value        911,006           780,355

    Non interest bearing cash                     88                 8
    Participant loans                         19,061            16,360
    Insurance contracts at contract value    396,103           417,248
     Total investments                     1,326,258         1,213,971

  Receivables:
    Employer contributions                    28,432            24,492
    Participant contributions                      -             1,128
    Forfeitures                                    -               457
    Interest                                     106               145
     Total receivables                        28,538            26,222
     Total assets                          1,354,796         1,240,193
  Liabilities:
  Accrued administrative expenses                803               865
     Total accrued liabilities                   803               865
     Total net assets                     $1,353,993        $1,239,328


                                                       						      (Continued)


                         		FEDERATED DEPARTMENT STORES, INC.
                  	     PROFIT SHARING 401 (k) INVESTMENT PLAN

	                      Notes to Financial Statements - Continued

                         		   December 31, 1999 and 1998


  Net investment income for the Master Trust for the years ended December 31, 1999 and 1998 is as follows:

                                    					      1999              1998
                                           						  (in thousands)
  Net appreciation (depreciation) in fair
  value of investments:
    U.S. government securities            $     (448)       $      740
    Common stock                              15,437            (2,953)
    Common/collective trusts                  90,359           115,989
    Registered investment companies            4,840               985
     Net appreciation in fair value
     of investments                          110,188           114,761

  Interest and dividends                      43,603            43,456
     Total investment income                 153,791           158,217

  Administrative expenses                     (5,375)           (5,341)
     Net investment income                $  148,416        $  152,876

4.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Taxes

  The Plan obtained its latest determination letter on June 13, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The Plan's testings, subject to the provisions of the Internal
  Revenue Code, have not been completed for the current year.
  However, the Plan's sponsor believes that the Plan is currently in compliance.

6.   Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.





  	  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             FEDERATED DEPARTMENT STORES, INC.
                             PROFIT SHARING 401 (K) INVESTMENT PLAN


Dated: June 28, 2000         By:    \s\Karen M. Hoguet
                                       Karen M. Hoguet
                                    Chairman of the Pension and Profit
                                           Sharing Committee